UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)

GREATER ATLANTIC CAPITAL TRUST I
(Name of Subject Company (Issuer))

GREATER ATLANTIC FINANCIAL CORP.
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(Title of Class of Securities)
39160Q205
(CUSIP Number of Class of Securities)

Mr. Carroll E. Amos	Copy to:
President and Chief Executive Officer Greater Atlantic Financial Corp. 10700 Parkridge Boulevard, Suite P-50 Reston, Virginia 20191 (703) 391-1300	Robert B. Pomerenk, Esq. 5335 Wisconsin Ave, NW Suite 780 Washington, D.C. 20015 (202) 274-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

September 15, 2009
(Date Tender Offer First Published Sent or Given to Securityholders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
6.50% Cumulative Convertible Trust Preferred Securities $681,608 (1)	$38.03

(1)
Estimated for the purposes of calculating the filing fee only. This amount is based on the purchase of 649,150 shares of 6.50% Cumulative Convertible Trust Preferred Securities at the tender offer price of $1.05 per share.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38.03
Form or Registration No.:	Schedule TO-I
Filing Party:	Greater Atlantic Financial Corp.
Date Filed:	August 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 7 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed on August 7, 2009, and amended on August 21, 2009, September 4, 2009, September 15, 2009, October 6, 2009, October 15, 2009 and October 27, 2009, by Greater Atlantic Financial Corp., a Delaware corporation (“Greater Atlantic” or the “Company”), and relates to the offering by the Company to pay $1.05 per share for the 6.50% Cumulative Convertible Trust Preferred Securities (the “Securities”) of Greater Atlantic Capital Trust I.  For additional information, refer to the Offer to Purchase and the related letter of transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii).  As a result of certain provisions of the federal securities laws, MidAtlantic Bancorp, Inc. (“MidAtlantic”), a Virginia corporation, and GAF Merger Corp. (“Merger Sub”), a Virginia corporation, are deemed to be co-bidders in the tender offer.  MidAtlantic and Merger Sub have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, as amended, relating to the tender offer.  This Amendment No. 7 is filed to provide certain additional information regarding the tender offer, supplementing that which was incorporated by reference in the Company’s Schedule TO, as amended, and to add an additional exhibit.
This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letter of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following thereto:

On November 9, 2009, Greater Atlantic, MidAtlantic and Merger Sub issued a joint press release announcing the extension of the Offer to Purchase to 5:00 p.m., Eastern Time, on November 16, 2009.

In the November 9, 2009 press release, Greater Atlantic also announced that it had successfully completed the consent solicitation to obtain the consent of the holders of the Securities to a supplemental indenture to permit the completion of the tender offer.  The consent solicitation expired at 5:00 p.m., Eastern Time, on November 6, 2009.  Greater Atlantic announced that the holders of Securities approved the supplemental indenture by a vote of (i) a majority in aggregate liquidation amount of Securities, and (ii) a majority in aggregate liquidation amount of all outstanding Securities, excluding for this purpose certain Securities owned by Greater Atlantic, any trustee and their affiliates.

In addition, the information in the Offer to Purchase under the heading “The Tender Offer—Certain Information About the Offerors—Incorporation by Reference” is revised by amending and restating the third bullet point under that caption to read as follows:

●
“Greater Atlantic’s Current Reports on Form 8-K dated February 10, 2009 (filed February 17, 2009), May 22, 2009 (filed May 27, 2009), June 15, 2009 (filed June 17, 2009), August 26, 2009 (filed August 28, 2009), August 26, 2009 (filed September 2, 2009), September 22, 2009 (filed September 25, 2009), September 29, 2009 (filed October 5, 2009), and October 30, 2009 (filed November 2, 2009).”

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase.***

(a)(1)(ii)	Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).***

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities.***

(a)(1)(iv)	Form of Letter from Information Agent to Brokers.***

(a)(1)(v)	Form Letter from Brokers to Clients.***

(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(a)(1)(vii)	Press Release, dated October 14, 2009.*****

(a)(1)(viii)	Results of Tender Offer.*

(a)(1)(ix)	Press Release, dated October 26, 2009.******

(a)(1)(x)	Press Release, dated November 9, 2009.

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Form of Indenture for Convertible Junior Subordinated Debentures (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(2)	Form of Convertible Junior Subordinated Debenture (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(3)	Certificate of Trust of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(4)	Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(5)	Form of Amended and Restated Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(6)	Form of Convertible Preferred Securities Certificate of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(7)	Form of Convertible Preferred Securities Guarantee Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(8)	Form of Agreement as to Expenses and Liabilities of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(9)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(d)(10)	Employment Agreement with Carroll E. Amos (incorporated herein by reference to the Company’s Form SB filed with the Securities and Exchange Commission on April 13, 1999)

(d)(11)	Greater Atlantic Financial Corp. 1997 Stock Option and Warrant Plan, as amended (incorporated by reference to the Company’s Form SB-2 filed with the SEC on April 13, 1999).

(d)(12)	Form of Voting Agreement**

(d)(13)
First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).****

(d)(14)
Consent Solicitation Statement for Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).****

(d)(15)
Additional Consent Solicitation Material for Greater Atlantic Capital Trust I dated October 23, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Additional Definitive Proxy Material filed with the SEC on October 23, 2009).

(d)(16)
Second Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic's Form 8-K filed with the SEC on November 2, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	To be Filed supplementally.

**	Previously filed with Schedule TO-I on August 7, 2009.

***	Previously filed with the Schedule TO-I on September 15, 2009.

****	Previously filed with the Schedule TO-I on October 6, 2009.

*****	Previously filed with the Schedule TO-I on October 15, 2009.

******	Previously filed with the Schedule TO-I on October 27, 2009.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREATER ATLANTIC FINANCIAL CORP.

By:	/s/ Carroll E. Amos
	Name:	Carroll E. Amos
	Title:	President and Chief Executive Officer

Date: November 6, 2009

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase.***

(a)(1)(ii)	Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).***

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities.***

(a)(1)(iv)	Form of Letter from Information Agent to Brokers.***

(a)(1)(v)	Form Letter from Brokers to Clients.***

(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(a)(1)(vii)	Press Release, dated October 14, 2009.*****

(a)(1)(viii)	Results of Tender Offer.*

(a)(1)(ix)	Press Release, dated October 26, 2009.******

(a)(1)(x)	Press Release, dated November 9, 2009.

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Form of Indenture for Convertible Junior Subordinated Debentures (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(2)	Form of Convertible Junior Subordinated Debenture (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(3)	Certificate of Trust of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(4)	Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(5)	Form of Amended and Restated Trust Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(6)	Form of Convertible Preferred Securities Certificate of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(7)	Form of Convertible Preferred Securities Guarantee Agreement of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(8)	Form of Agreement as to Expenses and Liabilities of Greater Atlantic Capital Trust I (incorporated by reference to the Company’s Form SB-2 filed with the SEC on December 20, 2001).

(d)(9)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

(d)(10)	Employment Agreement with Carroll E. Amos (incorporated herein by reference to the Company’s Form SB filed with the Securities and Exchange Commission on April 13, 1999)

(d)(11)	Greater Atlantic Financial Corp. 1997 Stock Option and Warrant Plan, as amended (incorporated by reference to the Company’s Form SB-2 filed with the SEC on April 13, 1999).

(d)(12)	Form of Voting Agreement**

(d)(13)
First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).****

(d)(14)
Consent Solicitation Statement for Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).****

(d)(15)
Additional Consent Solicitation Material for Greater Atlantic Capital Trust I dated October 23, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Additional Definitive Proxy Material filed with the SEC on October 23, 2009).

(d)(16)
Second Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic's Form 8-K filed with the SEC on November 2, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	To be Filed supplementally.

**	Previously filed with Schedule TO-I on August 7, 2009.

***	Previously filed with the Schedule TO-I on September 15, 2009.

****	Previously filed with the Schedule TO-I on October 6, 2009.

*****	Previously filed with the Schedule TO-I on October 15, 2009.

******	Previously filed with the Schedule TO-I on October 27, 2009.